MAHANAGAR TELEPHONE NIGAM LIMITED
( A Govt. of India Enterprise)
Regd. Office : Mahanagar Doorsanchar Sadan, 5th Floor, 9, CGO Complex, Lodhi Road, New Delhi-110003
STATEMENT OF STANDALONE UNAUDITED RESULTS FOR THE QUARTER AND SIX MONTHS ENDED ON 30.09.2012
(Rs. in Million)
S. No.	Particulars	3 months ended 30/09/2012	Preceding 3 months ended 30/06/2012	Corresponding 3 months ended 30/09/2011 in the previous year	Year to date figures for Current period ended 30/09/2012	Year to date figures for the previous year ended 30/09/2011	Previous year ended 31/03/2012
	(Refer Notes Below)	UNAUDITED	UNAUDITED	UNAUDITED	UNAUDITED	UNAUDITED	AUDITED
1	2	3	4	5	6	7	8

1	Income from operations
	(a) Net income from operations	8,374.22	8,304.87	8,583.76	16,679.09	16,656.81	33,481.25
	(b) Other operating income	46.25	25.19	22.71	71.44	81.48	251.28
	Total income from operations (Net)	8,420.47	8,330.05	8,606.47	16,750.53	16,738.29	33,732.53
2	Expenses
	(a1) Employee benefits other than retirement benefits	4,618.81	4,738.07	4,234.08	9,356.88	8,640.79	17,700.31
	(a2) Employee benefits for retirement benefits (Actual Payouts)	1,295.35	1,268.84	1,236.19	2,564.19	2,317.75	4,814.40
	(a3) Employee benefits for retirement benefits (Provisions)	3,787.22	3,787,23	2,541.38	7,574.45	5,531.85	14,600.92
	(b) Revenue Sharing	1,063.29	1,147.69	1,290.05	2,210.98	2,362.81	4,539,95
	(c) Licence Fees and Spectrum Charges	624.82	728.59	722.23	1,353,41	1,418.08	2,787.90
	(d) Depreciation and Amortisation expense	3,625.34	3,680.57	3,586.61	7,305.91	7,150.73	14,962,15
	(e) Administrative, Operative & Other Expenses	2,002.05	1,722.06	1,771.02	3,724.11	3,279.71	8,444.77
	Total Expenses	17,016.88	17,073.04	15,381.56	34,089.93	30,701.72	67,850.39
3	Profits/(Loss) from Operations before other income, Finance cost and exceptional items (1-2)	(8,596.41)	(8,742.98)	(6,775.10)	(17,339.40)	(13,963.43)	(34,117.86)
4	Other Income	447.70	877.43	484.10	1,325.13	1,031.45	2,511.64
5	Profit / (Loss) from ordinary activities before Finance cost and exceptional items (3+4)	(8,148.71)	(7,865.55)	(6,291.00)	(16,014.27)	(12,931.98)	(31,606.22)
6	Finance costs	2,788.54	2,727.29	2,350.38	5,515.83	4,209.34	9,491.62
7	Profit / (Loss) from ordinary activities after Finance cost but before exceptional items (5-6)	(10,937.25)	(10,592.84)	(8,641.37)	(21,530.10)	(17,141.31)	(41,097.84)
8	Exceptional items	-	-	-	-	-	-
9	Profit/ (Loss) from ordinary activities before tax (7-8)	(10,937.25)	(10,592.84)	(8,641.37)	(21,530.10)	(17,141.31)	(41,097.84)
10	Tax expense
	(a) Provision for Current Tax	-	-	0.47	-	0.95	-
	(b) Taxes for earlier period written back/paid	-	-	-	-	-	-
	(c) Provision for Deferred Tax	-	-	-	-	-	-
11	Net Profit/ (Loss) from ordinary activities aftertax (9-10)	(10,937.25)	(10,592.84)	(8,641.85)	(21,530.10)	(17,142.27)	(41,097.84)
12	Extraordinary items	-	-	-	-	-	-
13	Net Profit/ (Loss) for the period (11-12)	(10,937.25)	(10,592.84)	(8,641.85)	(21,530.10)	(17,142.27)	(41,097.84)
14	Paid-up equity share capital (Face value of Rs.10/-each)	6,300.00	6,300.00	6,300.00	6,300.00	6,300.00	6,300.00
15	Reserves excluding Revaluation Reserves as per balance sheet of previous accountina vear						19,066.97
16	Earning Per Share (EPS)
	(a) Basic and Diluted EPS (before extraordinary items)	(17.36)	(16.81)	(13.72)	(34.17)	(27.21)	(65.23)
	(a) Basic and Diluted EPS (after extraordinary items)	(17.36)	(16.81)	(13.72)	(34.17)	(27.21)	(65.23)
17	Public shareholding
	a) Number of shares	275,621,260	275,621,260	275,621,260	275,621,260	275,621,260	275,621,260
	b) Percentage of shareholding	43.75%	43.75%	43.75%	43.75%	43.75%	43.75%
18	Promoters and Promoter Group Shareholding
	a) Pledged/ Encumbered
	- Number of shares	0	0	0	0	0	0
	- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	- Percentage of shares (as a % of the total share capital of the company)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	b) Non - encumbered
	- Number of shares	354,378,740	354.378,740	354,378,740	354,378,740	354,378,740	354,378,740
	- Percentage of shares (as a % of the total shareholding of the Promoter and Promoter Group)	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
	- Percentage of shares (as a % of the total share capital of the company)	56.25%	56.25%	56.25%	56.25%	56.25%	56.25%
19	The status of investor complaints received and disposed of during the 3 months period ended on 30.09.2012 is as under:
	Pending at the beginning of the quarter	0
	Received during the quarter	3
	Disposed of during the quarter	3
	Remained unresolved at the end of the quarter	0

Notes:
1
The above results have been reviewed and recommended for adoption by the Audit Committee in their meeting held on 09.11.2012 and approved by the Board of Directors of the Company at their meeting held on the same date. The Statutory Auditors have carried out a Limited Review of the financial results as required under Clause-41 of the Equity Listing Agreement. Figures of previous year /period have been reclassified/regrouped whereever necessary to conform to current year/ period presentations.

2
The above results have been finalised by providing for retirement benefits discounting factor @8.50% in accordance with the yield of central government securities, 4% increase in dearness relief of pension, 3.50% on salary escalation & 0.50% on attrition rates as per the proportionate liability worked out on the basis of previous year liability.

For and on behalf of the Board

Place : New Delhi	A.K. Garg
Date : 09.11.2012	Chairman & Managing Director

MTNL - STANDALONE UNAUDITED SEGMENT WISE REVENUE, RESULTS AND CAPITAL EMPLOYED FOR THE QUARTER AND SIX MONTHS ENDED ON 30.09.2012

(Rs. in Million)
S. No.	Particulars	3 months ended 30.09.2012	Preceding 3 months ended 30.06.2012	Corresponding 3 months ended 30.09.2011 in the previous year	Year to date figures for Current period ended 30.09.2012	Year to date figures for the previous period ended 30.09.2011	Previous year ended 31.03.2012
		UNAUDITED	UNAUDITED	UNAUDITED	UNAUDITED	UNAUDITED	AUDITED
1	2	3	4	5	6	7	8

1.	Segment Revenue
	Basic Services	6,688.91	6532.86	6755.20	13221.77	13208.23	26682.95
	Cellular	1,844.12	1833.41	1919.01	3677.53	3678.28	7310.16
	Unallocable	-	0.00	0.00	0.00	0.00	(0.69)
	Total	8533.02	8366.27	8674.20	16899.30	16886.50	33992.41

	Less: Inter Segment Revenue	112.55	36.22	67.73	148.77	148.21	259.88

	Net Revenue from Operations	8420.47	8330.05	8606.47	16750.53	16738.29	33732.53

2.	Segment Results (Profit / (Loss) before finance cost, prior period items and tax)

	Basic Services	(5,844.68)	(5993.84)	(4784.57)	(11838.52)	(10049.13)	(22478.37)
	Cellular	(1,606.02)	(1640.98)	(846.36)	(3247.00)	(1681.44	(6158.30)
	Unallocable	(667.88)	(220.26)	(658.10)	(888.14)	(1199.38)	(2319.38)
	Total	(8118.58)	(7855.09)	(6289.02)	(15973.66)	(12929.95)	(30956.04)

	Less: Finance cost	2,788.54	2727.29	2350.38	5515.83	4209.34	9491.62
	Less: Prior period items	30.14	10.47	1.98	40.61	2.04	650.18

	Profit / (Loss) before tax	(10937.25)	(10592.84)	(8641.37)	(21530.101)	(17141.33)	(41097.84)

	Less: Provision for Current Tax & Deferred tax	-	0.00	0.47	0.00	0.95	0.00

	Less: Taxes for earlier period(s) written back/paid	-	0.00	0.00	0.00	0.00	0.00

	Profit / (Loss) after tax	(10937.25)	(10592.84)	(8641.85)	(21530.10)	(17142.27)	(41097.84)

3.	Capital Employed
	(Segment Assets - Segment Liabilities)

	Basic Services	(29,954.58)	(22089.11)	(5346.67)	(30484.90)	(5346.67)	(13615.11)
	Cellular	58,373.53	61564.92	67961.33	58903.85	67961.33	63832.76
	Unallocable	(24,541.27)	(24647.17)	(13719.62)	(24541.27)	(13719.62)	(24850.68)
	Total	3877.68	14828.64	48895.04	3877.68	48895.04	25366.97

For and on behalf of the Board

Place : New Delhi	A.K. Garg
Date : 09.11.2012	Chairman & Managing Director

MTNL - STANDALONE UNAUDITED STATEMENT OF ASSETS AND LIABILITIES
(Pursuant to Clause 41 (I) (ea) of the Equity Listing Agreement (as amended))

			(Rs. in Million)
	Particulars	As at current half year ended 30.09.2012	As at previous year ended 31.03.2012
		Unaudited	Audited
A	EQUITY AND LIABILITIES

1	Shareholders' Funds
	(a) Share capital	6,300.00	6,300.00
	(b) Reserves & Surplus	(2,422.32)	19,066.97
	Sub total Shareholders' Funds	3,877.68	25,366.97

2	Non current liabilities
	(a) Long term borrowings	70,000.00	70,000.00
	(b) Other long term liabilities	30,211.31	29,349.78
	(c) Long term provisions	89,596.33	82,047.80
	Sub total Non current liabilities	189,807.65	181,397.59

3	Current liabilities
	(a) Short term borrowings	31,680.51	26,474.93
	(b) Trade payables	2,553.48	2,559.40
	(c) Other current liabilities	27,109.69	25,238.98
	(d) Short term provisions	7,681.90	8,033.51
	Sub total Current liabilities	69,025.58	62,306.83

	TOTAL - EQUITY AND LIABILITIES	262,710.91	269,071.39

B	ASSETS

1	Non current assets
	(a) Fixed assets	161,464.78	166,571.70
	(b) Non current investments	2,219.79	2,219.79
	(c) Long term loans and advances	47,362.06	49,366.95
	(d) Other non current assets	34,445.48	31,695.37
	Sub total Non current assets	245,492.11	249,853.81

2	Current assets
	(a) Current investments	200.00	2,700.00
	(b) Inventories	940.95	1,005.62
	(c) Trade Receivables	3,903.91	3,288.32
	(d) Cash and cash equivalents	1,492.15	868.33
	(e) Short term loans and advances	8,348.16	8,042.86
	(f) Other current assets	2,333.63	3,312.44
	Sub total Current assets	17,218.80	19,217.58

	TOTAL - ASSETS	262,710.91	269,071.39

For and on behalf of the Board

Place : New Delhi	A.K. Garg
Date : 09.11.2012	Chairman & Managing Director